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                                Exhibit (a)(3)



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                                                              August 15, 1997


                 OFFER TO PURCHASE AT $3,650 PER UNIT IN CASH

Dear Limited Partner of PaineWebber R&D Partners II, L.P.:

BioRoyalties, L.L.C., a Delaware limited liability company (the "Purchaser"), is offering to purchase from holders (each a "Holder") any and all of the 8,257 outstanding units of limited partnership interest (the "Units") in PaineWebber R&D Partners II, L.P. (the "Partnership") at a cash purchase price of $3,650 per Unit (the "Purchase Price"). The terms and conditions of the offer are set forth in the Offer to Purchase, which is enclosed with this letter. IT IS IMPORTANT THAT YOU READ THE ENCLOSED MATERIAL CAREFULLY IN ORDER TO EVALUATE THE OFFER.

From the inception of the Partnership in 1987 through the second quarter of this year, Holders have received cumulative distributions totaling $9,722 per Unit, of which $2,516 were in cash and $7,206 were in stock and warrants. The Purchase Price, together with cumulative distributions to date, will enable a Holder who purchased Units pursuant to the original offering in 1987 to recover the remainder of his or her original $10,000 per Unit investment and realize a $3,372 profit. In the alternative, a Holder may need to wait an additional 10-12 years to realize the full value of the assets held by the Partnership.

Following are some important features of the Offer:

- LIQUIDITY OPPORTUNITY. The Offer provides each Holder the opportunity to liquidate his or her investment in the Partnership without transfer fees and transaction costs generally incurred in secondary market sales (which can range from 5% to 8.75% of the sale price). Although there are limited resale mechanisms available to Holders through partnership matching services, there is no formal trading market for the Units. According to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, "there is no established trading market for the limited partnership interests, and no such market is expected to develop."

- PURCHASE PRICE GREATER THAN GENERAL PARTNER'S JULY 1996 VALUATION FOR ERISA PURPOSES. The aggregate Purchase Price is greater than the $29 million valuation of the Partnership prepared by the General Partner in July 1996 for ERISA purposes. In addition, since the date of the General Partner's valuation, the Partnership has distributed approximately $7.7 million in cash.

- PREMIUM TO HISTORICAL PRICES. The Purchase Price represents a premium of 46% to the most recent and highest selling price ($2,500 per Unit) of a Unit traded on the Chicago Partnership Board or in any other transaction of which Purchaser is aware.

- POTENTIAL TAX BENEFIT, ENHANCED BY CHANGE IN CAPITAL GAIN RATES TO 20%. Each holder is generally taxable on his or her allocable share of Partnership profits, a portion of which are ordinary income. Ordinary income is taxed to individuals at rates of up to 39.6%. A portion of the gain resulting from the sale of a Unit should be taxed to non-corporate Holders at capital gain rates (currently 20% for most individuals) disposing of capital assets held more than 18 months, possibly resulting in tax savings. In addition, the sale of a Unit may enable a Holder to use previously disallowed passive loss carryforwards, accelerating their recognition. THE PURCHASER IS NOT EXPRESSING AN OPINION AS TO THE TAX CONSEQUENCES OF TENDERING UNITS. Holders are strongly advised to consult their tax advisors with respect to the tax consequences of accepting the Offer.

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-  RESOLUTION OF LITIGATION.  On June 6, 1997, Centocor and the Partnership
   reached an agreement to settle a dispute over payments owed to investors in Centocor Partners III, L.P. The settlement is subject to court approval, for which a hearing is scheduled on September 4, 1997. If approved, the agreement would result in one-time cash payments per Unit of approximately $420 in 1997, $280 in 1998, and $95 if and when ReoPro is approved for marketing in Japan. The Partnership is also entitled to receive payments based on the sales of ReoPro over the next 10 years, which have been revised under the settlement agreement. The Purchaser has considered the value of these payments in determining the Purchase Price.

- SIMPLIFIED TAX RETURNS. The Offer may be attractive to certain Holders who wish in the future to avoid the expenses, delays and complications of filing complex income tax returns resulting from Form K-1s necessitated by ownership of Units.

- VALUE DEPENDENT ON ONE PRODUCT. The Purchaser believes that a substantial portion of the value of the Partnership is attributable to the right to receive cash payments based on the future sales of ReoPro. There are at least four other products having a mechanism of action similar to that of ReoPro that are in clinical development for the same or similar indications. There can be no assurance that the sales of ReoPro will not be adversely affected by these products.

- POSSIBLE REGULATORY ISSUES. The Partnership's Centocor CPRs may be considered securities under the Investment Company Act of 1940 (the "Act"). As a result, the Partnership will need to determine whether it is subject to the Act and possible implications for its future business strategy. One possible way to avoid issues that might arise under the Act is to distribute the CPRs. In a partnership with similar investments, PaineWebber R&D Partners, L.P., the partnership distributed to its limited partners securities similar to the CPRs. If the General Partner were to distribute to each Holder his or her PRO RATA share of CPRs, each Holder would receive an asset for which there is not likely to be a market, and for which the value depends exclusively on the sales of a single pharmaceutical product over a 10 year period. The Purchaser believes that if this strategy were pursued it would negatively impact the ability of a Holder to maximize the value of his or her interest.

In purchasing these Units, BioRoyalties is assuming the performance risk of ReoPro over the next several years. The Purchaser is engaged in a long-term investment program to create a diversified portfolio of assets that derive cash flow from the sales of biotechnology and pharmaceutical drugs. The Purchaser's financial structure and strategic plan are geared to address risk factors such as illiquidity, single-product risk, competition, and other factors which affect the value of assets such as those held by the Partnership, and its financial returns are largely dependent on the success of its overall program, rather than any individual investment.

Please review the enclosed Offer to Purchase carefully. As this Offer is available for a limited period of time, we urge you to tender your Units promptly by completing and signing page 2 of the Letter of Transmittal and returning the Letter of Transmittal in the enclosed postage-paid envelope or by facsimile to the information agent. The Offer will expire at 12:00 midnight, New York City time, September 12, 1997.

If you have any questions or need assistance, please call the Herman Group at
(800) 243-3399, or call BioRoyalties, L.L.C. at (800) 600-1450.

                                         Sincerely,

                                         BioRoyalties, L.L.C.